Exhibit 99.1

Nano Dimension 3D Prints

Side-Mounting Technology onto Circuit Boards

Side mounting on PCBs, created by the DragonFly Pro System, adds valuable real estate, allows for more on-board functionality

NESS ZIONA, Israel, April 1, 2019 – Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced the world’s first side mounting technology for additively manufactured printed circuit boards (PCBs). With Nano Dimension’s DragonFly Precision Additive Manufacturing System, the novel technology can print and solder components to the top, bottom and sides of the PCB, resulting in as much as a 50 percent increase in board space when compared with traditionally manufactured PCBs.

The extra space afforded through side mounting allows design engineers to pack more functionality on the circuit board, which is particularly relevant for IoT and Industry 4.0 where customized designs and shapes are a growing demand.

“For applications like the IoT where innovation is paramount, creating new electronic products in shapes and sizes that were never before possible is liberating for design engineers,” said Amit Dror, CEO of Nano Dimension. “Because of this added real estate, more functionality can be generated from sides of the board that can also be used to connect with additional boards.”

Another important enablement of side mounting is the ability to create a specialized PCB that plugs into a socket mounted on a mother board. By printing this board and inserting it into the cavity of a second board, users can rapidly customize applications based on a generic mother board.

Side mounting is ideal for applications such as modular antennas, creating non-standard packaging and innovative IoT applications. Future potential applications and benefits of Nano Dimension’s side mounting technology include printing a horizontal ground layer on the Z-axis, enabling the DragonFly Pro to produce higher performance antennas or multiple antennas with varying voltages within the board. This not only saves space but also creates limitless design possibilities.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of its products. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com